June 12, 2014

Via Edgar and Electronic Mail

Mr. Benjamin Phippen
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:           ESSA Bancorp, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013 Filed December 16, 2013
File No. 001-33384

Dear Mr. Phippen:

This letter provides supplemental information requested by you and Mr. Spitz during our telephone conversation of April 24, 2014. The information supplements our letter dated April 4, 2014, which was in response to your letter of March 14, 2014 providing comments on the above-referenced filing for ESSA Bancorp, Inc. (the “Company”). The supplemental responses are set for the below and are referenced to the staff’s comments:

Staff Comment: For the periods referenced in the Company’s April 4, 2014 response, quantify actual cash received compared to the assumed cash flow used by the Company to calculate the accretion of the accretable yield related to the Company’s purchased credit impaired loans.

Response: As previously disclosed, the Company’s preliminary assumption regarding the purchased credit impaired (“PCI”) loans was that liquidation of the collateral would likely be the primary source of repayment for each of these loans and that it would take, on average, nine to twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation. For purposes of calculating the accretion of the accretable yield on PCI loans, the Company assumed that 100% of the aggregate amount of collections on PCI loans would be recognized in the twelfth month. The accretable yield was recognized pro rata per month beginning the month following the consummation of the First Star Bancorp, Inc. acquisition. Therefore, based on the information obtained from the quarterly summary reports prepared by the Quarterly Asset Committee (“QAC”) as more fully detailed in the Company’s April 4, 2014 response, management’s analysis concluded that at each quarterly review period prior to June 30, 2013, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Staff comment: Why did the Company use a timeframe of nine to twelve months in its original cash flow estimate.

Response: At acquisition, our due diligence analysis, which was conducted with the assistance of a third party loan credit review specialist as well as a business valuation specialist, indicated that certain loans, consisting primarily of commercial real estate and commercial loans, exhibited evidence of significant deterioration in credit quality. Our preliminary assumption was that liquidation of the collateral would likely be the primary source of repayment and that it would take twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation. This expectation was based on our historical experience with these types of loans, whereby our average liquidation period ranges from nine to twelve months, as well as our knowledge of current demand for these types of properties within our market area. We also considered that these loans exhibited credit deterioration prior to acquisition and that some action, regarding collection procedures had already occurred. At acquisition there were a total of 57 loans with deteriorated credit quality. Of these loans, 24 were already in the process of foreclosure by First Star and another seven were on First Star’s watch list. Additionally we considered the possibility that some borrowers may obtain alternative financing once we pursued collection procedures and we determined if that were to occur, we would expect such refinancings to be completed within a twelve month time period as well. Upon reviewing ASC 310-30-35-3, and based on our historical experience and the other factors discussed above, we believed we had a reasonable expectation of the timing and amount of cash flows expected to be collected for these loans; and as such, that the pro rata method was deemed appropriate over the estimated life of twelve months.

Staff comment: If the Company had used the cost recovery method of income recognition, would the Company have recognized the entire amount of accretable yield related to the Company’s purchased credit impaired loans.

Response: The Company did not use the cost recovery method of income recognition because, as discussed in the Company’s previous replies and in this supplemental reply, and as permitted by ASC 310-30, management believed that there was a reasonable expectation of the timing and amount of cash flows expected to be collected for these loans and as such, the pro rata method was deemed appropriate over the estimated life of twelve months.

However, the Company has provided an analysis with a comparison of the significant financial statement line items as they were reported compared to how those line items would have been reported if the cost recovery method had been used. This analysis is provided for discussion purposes only since the Company believes that the original presentation was appropriate when reported. After reviewing the results of the comparison, and after considering the size and nature of the differences between the two methods and the particular circumstances of their occurrence, management believes that these differences would not have significantly altered the view of a reasonable investor regarding the Company’s financial statements, and, are therefore immaterial. Specific factors considered by management when evaluating materiality included, but were not limited to, the following:

•	The potential effect of the differences on trends.
•	The potential effect of the difference on the Company’s compliance with loan covenants, other contractual agreements, and regulatory provisions.
•	The existence of statutory or regulatory reporting requirements that affect materiality thresholds.
•	A difference that has the effect of increasing management’s compensation, for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation.
•	The sensitivity of the circumstances surrounding the difference, for example, the implications of differences involving violations of contractual provisions.
•	The significance of the difference or disclosure relative to known user needs.
•
The definitive character of the difference, for example, the precision of an error that is objectively determinable as contrasted with a difference that unavoidably involves a degree of subjectivity through estimation, allocation, or uncertainty.

•	The likelihood that a difference that is currently immaterial may have a material effect in future periods because of a cumulative effect, for example, that builds over several periods.

The comparative analysis is presented as Exhibit I.

Staff comment: Provide a roll-forward of the numbers associated with each group as depicted in the Company’s response dated April 4, 2014 from the date of acquisition through June 30, 2013.

Response: In the Company’s response dated April 4, 2014, loans purchased with deteriorated credit quality were separated into five groups for ease of reference. The number of loans in each groups and the percentage represented by the balance of each group’s loan principal, net of any non-accretable credit mark divided by the total credit impaired loan principal net of accretable and non-accretable credits was also presented. A roll-forward of those loan number and percentages by group is presented below.

7/31/12
Group	A	B	C	D	E
Number of loans	24	20	1	1	11
% of Total $	35%	16%	26%	7%	16%

9/30/12
Group	A	B	C	D	E
Number of loans	22	17	1	1	11
% of Total $	34%	17%	27%	6%	16%

12/31/12
Group	A	B	C	D	E
Number of loans	20	17	1	0	11
% of Total $	34%	19%	30%	-	17%

3/31/13
Group	A	B	C	D	E
Number of loans	18	17	1	0	11
% of Total $	31%	20%	30%	-	19%

6/30/13
Group	A	B	C	D	E
Number of loans	18	17	1	0	11
% of Total $	31%	21%	30%	-	18%

Management’s quarterly evaluation of the progress of the credit impaired loans compared to management’s original assumptions was not based on the number of loans outstanding or the principal percentage by group. Rather, the information gathered and evaluated as more fully described in the Company’s response dated April 4, 2014 was what provided management with a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from preliminary assumptions.

Staff Comment: What changed at June 30, 2013 that caused management to extend its original cash flow estimate for another twelve months.

Response: At each of the quarterly review periods between the acquisition and June 30, 2013, the information obtained by management suggested that the events that were in process, as more fully described in the Company’s response dated April 4, 2014, were imminent and that the Company would receive significant cash flow. As a result, at each quarterly review prior to June 30, 2013, management sincerely felt that they possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

During the three month period ended June 30, 2013 it was determined that primarily due to delays in property sales and legal proceedings involving Group A and Group B along with the delay in refinancing proceeds expected from Group C, the expected timing of cash flows should be extended for another twelve months in order to allow more time for the liquidation process or sale of collateral to occur as it was not reasonable that they might be completed within the next month. Based on the procedures performed at the quarter end, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that now varied from the preliminary assumptions. As previously stated, the Company deemed the amount of accretable yield remaining at June 30, 2013 to be immaterial based on consolidated year to date pre-tax earnings.

Staff Comment: What was the most recent balance of the loans purchased with deteriorated credit quality.

Response: Continuing the format used earlier in this supplemental response, at March 31, 2014 there were:

Group	A	B	C	D	E
Number of loans	12	12	1	0	11
% of Total $	30%	16%	34%	-%	20%

The carrying amount of the loans purchased with deteriorated credit quality was $6,037,000 at March 31, 2014.

The Group A loans include three loans to one borrower that when combined amount to approximately 80% of the FMV of Group A loans. This borrower continues to have a significant parcel of land listed for sale. Proceeds from this sale would provide the borrower with enough funds to fully repay their loans to the Company. Of the remaining nine loans in this group, one loan was purchased at Sheriff’s Sale in April 2014, one loan is scheduled for Sheriff’s Sale during June 2014, two loans are appealing a court ruling in favor of the Company, one property was sold without the Company’s knowledge and we are negotiating repayment of the related loan, one loan was purchased by a third party at Sheriff’s Sale and the Company was repaid in full, and several other loans are at various points in the legal process of foreclosure.

The Group B loans have been reduced from 20 loans to 12 loans. The appeal of a court ordered judgment in favor of the borrower as discussed in the Company’s April 4, 2014 response remains unresolved. The undeveloped recreational land remains listed for sale. One prospective purchaser, a state agency, has completed an appraisal. Another five loans were repaid in full during May 2014.

The Group C loan has not yet been refinanced by a third party. At last review, it was noted that the borrowers’ financial performance has improved and that refinancing by a third party remains the likely outcome.

Of the Group E loans, one loan has repaid in full and another three loans are in foreclosure.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to submit this supplemental information.

Please do not hesitate to call me at (570) 422-0181 if you have any questions.

Very truly yours,

/s/ Allan A. Muto

Allan A. Muto
Executive Vice President and
     Chief Financial Officer

EXHIBIT 1

ESSA Accretable Discount	9/30/2012			12/31/2012			3/31/2013			6/30/2013			9/30/2013

	As Reported	Assuming Cost Recovery	Dollar Difference	As Reported	Assuming Cost Recovery	Dollar Difference	As Reported	Assuming Cost Recovery	Dollar Difference	As Reported	Assuming Cost Recovery	Dollar Difference	As Reported	Assuming Cost Recovery	Dollar Difference
Loans	950,355	950,065	(290)	940,275	939,917	(358)	938,782	938,209	(573)	942,794	941,986	(808)	928,230	927,169	(1,061)
Total Assets	1,418,768	1,418,478	(290)	1,405,642	1,405,284	(358)	1,385,876	1,385,303	(573)	1,378,417	1,377,609	(808)	1,372,315	1,371,254	(1,061)
Other Liabilities	9,568	9,447	(121)	9,500	9,351	(149)	9,564	9,326	(238)	12,188	11,852	(336)	7,588	7,147	(441)
Total Capital	175,411	175,241	(170)	177,347	177,138	(209)	171,757	171,423	(334)	165,050	164,578	(472)	166,446	165,826	(620)
Total Liabilities and Capital	1,418,768	1,418,478	(290)	1,405,642	1,405,284	(358)	1,385,876	1,385,303	(573)	1,378,417	1,377,609	(808)	1,372,315	1,371,254	(1,061)

For the 3 months ended
Interest Income	12,761	12,471	(290)	13,950	13,882	(68)	12,690	12,475	(215)	12,491	12,256	(235)	11,971	11,718	(253)
Net Interest Income	8,853	8,563	(290)	10,719	10,651	(68)	9,884	9,669	(215)	9,849	9,614	(235)	9,393	9,140	(253)
Income before Income Taxes	(2,797)	(3,087)	(290)	4,240	4,172	(68)	2,702	2,487	(215)	2,395	2,160	(235)	2,320	2,067	(253)
Net Income	(2,124)	(2,294)	(170)	2,879	2,839	(40)	2,040	1,915	(125)	1,876	1,739	(137)	2,028	1,880	(148)

For the YTD ended
Interest Income	45,200	44,910	(290)	13,950	13,882	(68)	26,640	26,358	(282)	39,131	38,613	(518)	51,102	50,331	(771)
Net Interest Income	29,068	28,778	(290)	10,719	10,651	(68)	20,603	20,321	(282)	30,452	29,934	(518)	39,845	39,074	(771)
Income before Income Taxes	248	(42)	(290)	4,240	4,172	(68)	6,942	6,660	(282)	9,337	8,819	(518)	11,657	10,886	(771)
Net Income	215	45	(170)	2,879	2,839	(40)	4,919	4,754	(165)	6,795	6,493	(302)	8,823	8,373	(450)

ESSA Accretable Discount	12/31/2013			3/31/2014

	As Reported	Assuming Cost Recovery	Dollar Difference	As Reported	Assuming Cost Recovery	Dollar Difference
Loans	922,286	921,350	(936)	906,356	905,448	(908)
Total Assets	1,355,196	1,354,260	(936)	1,365,394	1,364,486	(908)
Other Liabilities	6,136	5,747	(389)	6,810	6,432	(378)
Total Capital	166,549	166,002	(547)	167,734	167,204	(530)
Total Liabilities and Capital	1,355,196	1,354,260	(936)	1,365,394	1,364,486	(908)

For the 3 months ended
Interest Income	12,182	12,307	125	11,523	11,551	28
Net Interest Income	9,491	9,616	125	8,938	8,966	28
Income before Income Taxes	2,620	2,745	125	2,056	2,084	28
Net Income	2,004	2,077	73	1,502	1,519	17

For the YTD ended
Interest Income	12,182	12,307	125	23,705	23,858	153
Net Interest Income	9,491	9,616	125	18,429	18,582	153
Income before Income Taxes	2,620	2,745	125	4,676	4,829	153
Net Income	2,004	2,077	73	3,506	3,595	89